Butterfield Announces Senior Leadership Appointments

Hamilton, Bermuda—September 2, 2025: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced senior leadership changes that reinforce the Bank’s commitment to disciplined risk management and high-quality client relationships, while demonstrating the strength and depth of Butterfield’s talent pool.

Michael Schrum has been reappointed Group Chief Financial Officer (“CFO”) following the decision by Craig Bridgewater to step down from the role to pursue other opportunities. Mr. Schrum, who previously served as Butterfield’s CFO from 2015 to 2022 and oversaw the Bank’s U.S. IPO and NYSE listing, will retain responsibility for Corporate Development and Group Strategy. He also continues to serve on Butterfield’s Executive Committee and Board of Directors. Mr. Bridgewater, who joined Butterfield in 2019, will remain available to the senior management team through year-end to ensure a smooth transition.

Bri Hidalgo has been appointed Group Chief Risk Officer, the role most recently held by Mr. Schrum. Ms. Hidalgo, a member of the Executive Committee, brings over 25 years of international banking experience and most recently served as Group Head of Compliance and Operational Risk at Butterfield. Prior to joining Butterfield, Ms. Hidalgo spent 14 years with Wells Fargo Bank in compliance and risk management roles, with her most recent role having been Chief Risk Officer, Wealth & Investment Management. Before Wells Fargo, she worked in senior risk management and compliance roles at Wachovia Securities and First State Investments in the US and the UK.

Additionally, Meredith Steinhaus has been named Interim General Counsel while the Bank conducts a search for a permanent successor to Simon Des-Etages, who has decided to leave the Bank for other opportunities. Ms. Steinhaus has been Corporate Secretary for Butterfield since 2018. Prior to joining Butterfield, Ms. Steinhaus served in senior legal roles at a NASDAQ-listed media company and started her law career in New York and London with LeBoeuf, Lamb, Greene and MacRae. She received her law degree from Cornell Law School in 2002.

Commenting on the changes, Michael Collins, Butterfield’s Chairman and Chief Executive Officer, said, “We are grateful to Craig and Simon for their many contributions to Butterfield. At the same time, I am pleased that we are able to draw from our deep internal talent pool for these important risk and financial roles. Michael, Bri, and Meredith are well-known Butterfield executives who have performed well for us over many years and understand the markets in which we operate.”

Appointments are subject to customary regulatory and relevant immigration approvals.

-ENDS-

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Forward-looking statements can be identified by words such as "anticipate," "believe," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at:
www.butterfieldgroup.com. BF-All

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                     Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited            The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com             E-mail: nicky.stevens@butterfieldgroup.com